CLIFTON STAR RESOURCES INC.

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED
SEPTEMBER 30, 2008

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2008.

CLIFTON STAR RESOURCES INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	September 30, 2008	June 30, 2008
		(Audited)
ASSETS
Current
Cash	$ 10,863,559	$ 5,722,950
Receivables	282,942	177,315
Prepaids	41,992	2,249
	11,188,493	5,902,514
Equipment (Note 3)	3,347	3,618
Deferred acquisition costs (Note 10)	1,000,000	1,000,000
Mineral properties and deferred exploration costs (Note 4)	7,473,089	5,079,074
	$ 19,664,929	$ 11,985,206
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Accounts payable and accrued liabilities	$ 581,652	$ 1,186,552
Future income tax liability	150,500	150,500
Shareholders' equity
Capital stock (Note 5)	20,308,898	11,463,262
Contributed surplus (Note 5)	2,598,714	1,504,109
Share subscriptions received in advance	-	897,089
Deficit	(3,974,835)	(3,216,306)
	18,932,777	10,648,154
	$ 19,664,929	$ 11,985,206

Nature of operations (Note 2)

Contingencies and commitments (Notes 4 and 10)

Subsequent events (Note 12)

On behalf of the Board:

“Harry Miller”

Director

“Nick Segounis”

Director

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2008	Three Month Period Ended September 30, 2007	Three Month Period Ended September 30, 2006
ADMINISTRATION EXPENSES
Amortization	$ 271	$ 24	$ 3
Consulting	27,400	4,500	-
Filing and transfer agent fees	54,203	12,488	2,778
Insurance	5,668	13,900	-
Investor relations	48,544	53,635	-
Management fees	24,000	-	-
Office and miscellaneous	10,698	1,370	805
Professional fees	43,554	6,208	6,441
Shareholder costs	10,133	-	-
Stock-based compensation (Note 5)	552,092	89,971	31,266
Travel and telephone	20,138	7,013	339
	(796,701)	(189,109)	(41,632)
OTHER ITEMS
Interest income	38,172	13,978	5,468
Loss for the period	(758,529)	(175,131)	(36,164)
Deficit, beginning of period	(3,216,306)	(2,692,927)	(2,347,667)
Deficit, end of period	$ (3,974,835)	$ (2,868,058)	$ (2,383,831)
Basic and diluted loss per common share	$ (0.04)	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding	18,705,919	11,423,262	9,235,330

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2008	Three Month Period Ended September 30, 2007	Three Month Period Ended September 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (758,529)	$ (175,131)	$ (36,164)
Items not affecting cash
Amortization	271	24	3
Stock-based compensation	552,092	89,971	31,266
Changes in non-cash working capital items:
(Increase) decrease in receivables	(105,627)	(9,312)	11,786
Increase in prepaids	(39,743)	(36,530)	(88)
Increase (decrease) in accounts payable and accrued liabilities	(31,575)	(10,595)	5,590
Net cash provided by (used in) operating activities	(383,111)	(141,573)	12,393
CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net)	9,339,893	1,433,499	-
Share subscriptions received in advance	(940,489)	-	-
Net cash provided by financing activities	8,399,404	1,433,499	-
CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property acquisition and deferred exploration costs	(2,875,684)	(651,515)	(60,000)
Net cash used in investing activities	(2,875,684)	(651,515)	(60,000)
Change in cash during the period	5,140,609	640,411	(47,607)
Cash, beginning of period	5,722,950	491,534	592,169
Cash, end of period	$10,863,559	$1,131,945	$544,562

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

1.

BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Clifton Star Resources Inc. (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements for the year ended June 30, 2008 and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

Clifton Star Resources Inc. (“the Company”) is incorporated under the laws of British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

3.

EQUIPMENT

	September 30, 2008			June 30, 2008

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 2,627	$ 331	$ 2,296	$ 2,627	$ 146	$ 2,481
Office equipment	9,557	8,506	1,051	9,557	8,420	1,137

	$ 12,184	$ 8,837	$ 3,347	$ 12,184	$ 8,566	$ 3,618

4.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Duquesne Property

The Company signed an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007) whereby it may acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”). The Main asset of Duquesne is the Duquesne Gold Project that includes fifty five mineral claims and one mining concession located in Destor Township, Quebec.

Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor and must pay $1,800,000 ($900,000 paid) cash over a three-year period and spend $4,000,000 of exploration expenditures (incurred) on the property during a four-year period.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

Upon expenditure of the exploration expenditures on the property, the optionor will be entitled to 5% of the gross overriding revenue (“GOR”) from the production and sale of minerals from the property.

Beattie, Donchester and Dumico Properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

4.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d ... )

As per the agreements, the Company will acquire 100% of the issued and outstanding shares of the three companies at the following terms:

i)

cash payment of $400,000 to Beattie, $200,000 to 2699681, and $400,000 to 2588111 upon signing the agreements. ($1,000,000 paid and recorded as deferred acquisition costs)

ii)

cash payment of $3,600,000 to Beattie, $1,800,000 to 2699681, and $3,600,000 to 2588111 upon the Company’s confirmation of its intention to proceed with the acquisition, the date of which should not be later than December 1, 2008 as per the amended agreements. (amended on November 28, 2008 – see subsequent event Note 12)

iii)

cash payment of $16,000,000 to Beattie, $8,000,000 to 2699681 and $16,000,000 to 2588111 to complete the acquisition, the date of which should be within 12 months from the confirmation date.

iv)

cash bonus of $6,000,000 to Beattie and $6,000,000 to 2588111 if at any time after the closing of the acquisition, there is a minimum of 2,000,000 ounces of gold drill inferred on Beattie and 258111’s properties and confirmed by a pre-feasibility report prepared by an accredited engineering firm which report would be compliant with NI43-101.

	Beattie Property	Donchester Property	Dumico Property	Duquesne Property	Total
Acquisition costs, beginning of period	$ -	$ -	$ -	$ 918,500	$ 918,500
Additions during the period	-	-	-	-	-
Acquisition costs, end of period	-	-	-	918,500	918,500
Deferred exploration costs, beginning of period	$ -	$ -	$ -	$4,160,574	$4,160,574
Additions during the period:
Assays	58,476	14,087	8,551	20,563	101,677
Camp costs	5,243	5,002	1,510	1,283	13,038
Drilling	779,980	716,795	216,516	264,824	1,978,115
Field expenditures	18,077	17,244	5,206	7,885	48,412
Field personnel	41,422	39,514	11,928	16,170	109,034
Geological consulting	50,589	48,259	14,568	19,748	133,164
Mapping	-	-	-	3,599	3,599
Mobilization and demobilization	-	-	-	4,503	4,503
Travel, transport and freight	-	-	-	2,473	2,473
Total additions during the period	953,787	840,901	258,279	341,048	2,394,015
Deferred exploration costs, end of period	953,787	840,901	258,279	4,501,622	6,554,589
Total mineral property and deferred exploration costs	$ 953,787	$ 840,901	$ 258,279	$5,420,122	$7,473,089

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Balance as at June 30, 2008	17,354,439	11,463,262	$1,504,109
Flow-through private placements	1,967,241	4,871,973	-
Non-flow through private placement	2,057,605	4,999,980	-
Finder’s fees shares	201,212	589,730	-
Finder’s fees options	-	-	584,375
Exercise of stock options	75,000	57,750	-
Adjustment for exercised stock options	-	41,862	(41,862)
Stock-based compensation	-	-	552,092
Share issue costs	-	(1,715,659)	-
Balance as at September 30, 2008	21,655,497	$ 20,308,898	$ 2,598,714

On July 2, 2008, the Company paid $91,656 in share issue costs related to the June 9, 2008 private placement which had been accrued in the June 30, 2008 audited financial statements.

The Company issued the following common shares during the three month period ended September 30, 2008:

Private Placement of 284,998 Flow-Through Units

On July 2, 2008, the Company completed a non-brokered private placement of 284,998 flow through units ("FT units") at $2.20 per unit for gross proceeds of $626,995. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years. The Company paid a finder's fee of 14,250 common shares valued at $40,185 and 28,500 agent's options (granted on June 24, 2008, valued at $43,400) exercisable into units (non-FT) at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $31,350 in due diligence fees and $1,500 in legal fees which have been recorded as share issue costs.

Private Placement of 1, 082,248 Flow-Through Units

On July 16, 2008, the Company completed a non-brokered private placement of 1,082,248 flow through units ("FT units") at $2.31 per unit for gross proceeds of $2,499,993. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.70 per share for a period of two years. The Company paid a finder's fee of 54,112 common shares valued at $146,102 and 108,224 agent's options valued at $153,602 that are exercisable into units (non-FT) at $2.31 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $125,000 in due diligence fees and $3,054 in legal fees which have been recorded as share issue costs.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d ... )

Private Placement of 100,000 Flow-Through Units

On July 16, 2008, the Company completed a non-brokered private placement of 100,000 flow through units ("FT units") at $2.45 per unit for gross proceeds of $245,000. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.95 per share for a period of two years. The Company paid a finder's fee of 5,000 common shares valued at $13,500 and 10,000 agent's options valued at $13,775 that are exercisable into units (non-FT) at $2.45 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $12,250 in due diligence fees which have been recorded as share issue costs.

Private Placement of 499,995 Flow-Through Units and 2,057,605 Non-Flow-Units

On September 29, 2008, the Company completed a non-brokered private placement of 499,995 flow-through units (“FT units”) at $3.00 per unit for gross proceeds of $1,499,985 and 2,057,605 non-flow through units (“non-FT units”) at $2.43 per unit for gross proceeds of $4,999,980. Each FT unit comprises one flow-through common share (“FT shares”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $3.30 until September 29, 2010. Each non-FT unit comprises one flow-through common share (“non-FT share”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 until September 29, 2010. The Company paid a finder’s fee of 127,850 common shares valued at $389,943 and 255,760 agent’s options valued at $416,998 that are exercisable into units (non-FT) at $2.43 per unit for a two year period until September 29, 2010 and each agent’s unit comprises of one non-flow through common share and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 per share until September 29, 2010. The Company also paid a due diligence fee of $325,000 which have been recorded as share issue costs.

Stock options

Exercised Stock Options

On September 25, 2008, the Company issued 75,000 common shares at $0.77 per share for proceeds of $57,750 pursuant to the exercise of stock options with a March 7, 2009 expiry date. Capital stock and contributed surplus were each adjusted by $41,862 for stock-based compensation previously recorded on these exercised stock options.

Cancelled Stock Options

On August 26, 2008, the Company cancelled 400,000 options exercisable at $1.90 until July 12, 2009.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

Stock options (cont’d ... )

As at September 30, 2008, the following incentive stock options are available:

Number of Shares	Exercise Price	Expiry Date
300,000	$ 2.00	July 11, 2009
100,000	2.50	October 19, 2009
100,000	2.15	January 2, 2010
550,000	2.50	January 2, 2010
200,000	2.65	March 3, 2010
75,000	2.50	May 7, 2010
250,000	2.70	June 9, 2010
200,000	2.70	June 17, 2010
200,000	2.50	August 19, 2010
450,000	3.10	August 26, 2010
150,000	2.60	September 22, 2010

As at September 30, 2008, the following incentive stock options are fully vested:

Number of Shares	Exercise Price	Expiry Date
187,500	$ 2.00	July 11, 2009
50,000	2.50	October 19, 2009
37,500	2.15	January 2, 2010
206,250	2.50	January 2, 2010
75,000	2.65	March 3, 2010
18,750	2.50	May 7, 2010
106,250	2.70	June 9, 2010
50,000	2.70	June 17, 2010
25,000	2.50	August 19, 2010
56,250	3.10	August 26, 2010
18,750	2.60	September 22, 2010

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

Agent’s options

As at September 30, 2008, the following agent stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
50,000	$ 2.00	October 9, 2009
61,224	2.45	October 9, 2009
47,619	2.10	April 2, 2010
24,612	2.10	April 14, 2010
83,323	2.20	June 6, 2010
28,500	2.20	June 24, 2010
108,224	2.31	July 16, 2010
10,000	2.45	July 16, 2010
255,760	2.43	September 29, 2010

Stock-based compensation

For stock options granted to employees, officers, directors and consultants, the Company recognizes as an expense the estimated fair value of the stock options granted. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

During the three month period ended September 30, 2008, the Company granted 800,000 stock options. The total stock-based compensation calculated on the 800,000 options was $1,504,233. The Company expensed $188,028 leaving an unamortized balance of $1,316,205 to be recognized over the next two years.

An additional $364,064 in stock-based compensation was recognized for the vesting of options previously granted in prior fiscal years.

The Company granted a total of 800,000 (2007 – 700,000; 2006 – 923,000) during the three month period ended September 30, 2008. A total of $552,092 (2007 - $89,971; 2006 - $31,266) in stock-based compensation was recognized during the period ended September 30, 2008. As of September 30, 2008, there are 831,250 (2007 – 87,500; 2006 – 230,750) fully vested stock options.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the period:

	2008	2007	2006
Risk-free interest rate	2.81%	4.63%	4.21%
Expected life of options	2 years	1.75 years	2 years
Annualized volatility	89.47%	105.00%	149.17%
Dividend rate	0.00%	0.00%	0.00%

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

Warrants

As at September 30, 2008, the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date
500,000	$ 2.10	October 9, 2009
612,243	2.60	October 9, 2009
476,190	2.30	April 2, 2010
317,556	2.30	April 14, 2010
833,238	2.50	June 9, 2010
284,998	2.50	June 24, 2010
1,082,248	2.70	July 16, 2010
100,000	2.95	July 16, 2010
499,995	3.30	September 29, 2010
2,057,605	2.85	September 29, 2010

6.

RELATED PARTY TRANSACTIONS

During the three month period ended September 30, 2008, the Company entered into the following transactions with related parties:

a)

Paid or accrued $37,406 (2007 - $45,506) in geological consulting fees to F.T. Archibald Consulting which is controlled by Fred Archibald, a director of the Company.

b)

Paid or accrued $8,542 (2007 - $Nil) in geological consulting fees to Dean Rogers, a director of the Company.

c)

Paid or accrued $8,650 (2007 - $4,500) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

d)

Paid or accrued $24,000 (2007 - $Nil) in management fees to Harry Miller, President and Director of the Company.

Included in accounts payable is $4,000 (2007 – $4,000) for travel expenses due to Nick Segounis, a director of the Company.

Included in accounts payable is $Nil (2007 - $3,000) due to Ian Beardmore for consulting services. Ian Beardmore is the Company’s Chief Financial Officer.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

7.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the three month period ended September 30, 2008 were as follows:

a)

The Company issued 201,212 shares valued at $589,730 as finders’ fees related to private placements.

b)

The Company granted 373,984 agent’s options, valued at $584,375.

c)

The Company allocated $41,862 for exercised options from contributed surplus to capital stock.

d)

The Company recognized $552,092 of stock-based compensation due to incentive options, granted to directors, officers and consultants.

e)

The Company accrued deferred exploration costs of $497,741 in accounts payable.

The significant non-cash transactions during the three month period ended September 30, 2007 were as follows:

a)

The Company issued 10,000 common shares valued at $18,500 pursuant to the mineral property option agreement on the Duquesne Gold Project.

b)

The Company issued 99,999 flow-through common shares and 199,999 non-flow-through agent’s options as finder’s fees on the flow-through private placement completed on July 3, 2007.

c)

The Company allocated $6,775 for stock options exercised to capital stock from contributed surplus.

d)

The Company incurred through accounts payable $21,708 of mineral property costs.

8.

SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on the acquisition and exploration of mineral properties in Canada.

9.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

10.

CONTINGENCIES AND COMMITMENTS

a)

Mineral property option agreements

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

As per the agreements, the Company will acquire 100% of the issued and outstanding shares of the three companies at the following terms:

i)

cash payment of $400,000 to Beattie, $200,000 to 2699681, and $400,000 to 2588111 upon signing the agreements. ($1,000,000 paid and recorded as deferred acquisition costs)

ii)

cash payment of $3,600,000 to Beattie, $1,800,000 to 2699681, and $3,600,000 to 2588111 upon the Company’s confirmation of its intention to proceed with the acquisition, the date of which should not be later than December 1, 2008 as per the amended agreements. (amended on November 28, 2008 – see subsequent event Note 12)

iii)

cash payment of $16,000,000 to Beattie, $8,000,000 to 2699681 and $16,000,000 to 2588111 to complete the acquisition, the date of which should be within 12 months from the confirmation date.

iv)

cash bonus of $6,000,000 to Beattie and $6,000,000 to 2588111 if at any time after the closing of the acquisition, there is a minimum of 2,000,000 ounces of gold drill inferred on Beattie and 25811 1’s properties and confirmed by a pre-feasibility report prepared by an accredited engineering firm which report would be compliant with NI43-101.

b)

Legal claim

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant. The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

ii)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee.

iii)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	September 30, 2008			June 30, 2008
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 11,188,493	$ -	$ 11,188,493	$ 5,902,514	$ -	$ 5,902,514
Equipment	3,347	-	3,347	3,618	-	3,618
Deferred acquisition costs	1,000,000	-	1,000,000	1,000,000	-	1,000,000
Deferred financing costs	-	-	-	-	-	-
Mineral property and deferred exploration costs	7,473,089	(6,554,589)	918,500	5,079,074	(4,160,574)	918,500

	$ 19,664,929	$ (6,554,589)	$ 13,110,340	$ 11,985,206	$ (4,160,574)	$ 7,824,632

Current liabilities	$ 581,652	$ -	$ 581,652	$ 1,186,552	$ -	$ 1,186,552
Future income tax liabilities	150,500	602,002	752,502	150,500	602,002	752,502
Shareholders’ equity	18,932,777	(7,156,591)	11,776,186	10,648,154	(4,762,576)	5,885,578

	$ 19,664,589	$ (6,554,589)	$ 13,110,340	$ 11,985,206	$ (4,160,574)	$ 7,824,632

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	September 30, 2008	September 30, 2007	September 30, 2006

Loss for the period, Canadian GAAP	$ (758,579)	$ (175,131)	$ (36,164)
Adjustments:
Deferred acquisition costs	-	-	-
Mineral property and deferred exploration costs	(6,554,589)	(257,764)	-
Flow-through share discount	-	-	-
Future income tax recovery	-	-	-

Loss for the period, United States GAAP	$ (7,313,118)	$ (432,895)	$ (36,164)
Basic and diluted loss per common share, United States GAAP	$ (0.39)	$ (0.04)	$ (0.01)
Weighted average number of common shares outstanding, United States GAAP	18,705,919	11,423,262	9,235,330

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d ... )

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	September 30, 2008	September 30, 2007	September 30, 2006
Net cash provided by (used in) operating activities, Canadian GAAP	$ (383,111)	$ (141,573)	$ 12,393
Mineral property and deferred exploration costs	(2,875,684)	(201,515)	-
Net cash used in operating activities, United States GAAP	$ (3,258,795)	$ (343,088)	$ 12,393
Net cash provided by financing activities, Canadian GAAP and United States GAAP	$ 8,399,404	$ 1,433,499	$ -
Net cash used in investing activities,	$ (2,875,684)	$ (651,515)	$ (60,000)
Mineral property and deferred exploration costs	2,875,684	201,515	-
Net cash used in investing activities, United States GAAP	$ -	$ (450,000)	$ (60,000)

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under US GAAP, exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount. The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d ... )

Flow-through shares (cont’d ... )

During the three month period ended September 30, 2008, the Company issued 1,967,241 flow-through share units for total proceeds of $4,871,973. Under US GAAP, a discount of $Nil has been recorded and charged to the statement of operations for flow-through shares issued at a price lower than the market price of the Company’s stock and the proceeds of which has been spent on exploration during the period. A premium of $602,002 has been recorded as future income tax liabilities for flow-through shares issued at a price higher than the market price of the Company’s stock. The amounts will be charged to the statement of operations when the flow-through share proceeds are expended during the year.

Impact of recent United States accounting pronouncements

i)

Statement of Financial Accounting Standards (“SFAS”) No. 157: Fair Value Measurements, defines fair value, established a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for the Company’s 2009 fiscal year. Management is analyzing the requirements of this new standard but believes that its adoption will not have a significant impact on the Company’s financial statements.

ii)

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. SFAS No. 159 is effective for the Company’s 2009 fiscal year. Management is analyzing the requirements of this new standard but believes that is adoption will not have a significant impact on the Company’s financial statements.

iii)

In December 2007, the Financial Accounting Standard Board (FASB) issued SFAS No. 141R, Business combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be expensed. This statement will be effective for the Company’s 2010 fiscal year. The Company is currently assessing the impact of the adoption of the new accounting standard.

iv)

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 ” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non- controlling interests as a separate component of stockholders’ equity. The Company would also be required to present any net income allocable to non-controlling interests and net operations. SFAS 160 is effective for the Company’s 2010 fiscal year, except for the presentation and disclosure requirements, which will be applied retroactively. The Company is currently assessing the impact of the adoption of the new accounting standard.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d ... )

Impact of recent United States accounting pronouncements (cont’d ... )

v)

In March 2008, the FASB issued SFAS No. 161, Disclosure and Derivative Instruments and Hedging Activities (“ FAS 161'). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. SFAS 161 is effective for the Company’s 2010 fiscal year. Early adoption is permitted. The Company is currently reviewing the provisions of SFAS 161. However, as the provisions of SFAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of SFAS 161 will have a material impact on its operating results, financial position or cash flows.

vi)

In May 2008, the FASB issued “SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162'). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

12.

SUBSEQUENT EVENTS

Annual General Meeting

On October 23, 2008, the Company announced that it will hold its Annual General Meeting on Friday, December 29, 2008. The meeting will be held at Computershare’s office located at 510 Burrard Street, 3rd floor, Vancouver, British Columbia.

Amended Property Agreement

On November 26, 2008, the Company announced that it amended the three mineral property option agreements with Beattie Gold Mines Ltd., 2699681 Canada Ltd. and 2588111 Manitoba Ltd. respectively (the “Optionors”). Under the amended agreement the Company will now pay the Optionors $500,000 due on December 1, 2008 and the remaining $8,500,000 payment will be postponed to July 1, 2009. The Optionors have also agreed to accept the final payment in cash or common shares, or a combination from a third party.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

12.

SUBSEQUENT EVENTS (cont’d ... )

Acquisition of Claims

On November 26, 2008, the Company announced that it has agreed to acquire a strategic number of claims known as the Central Duparquet situated between the Donchester and Dumico properties. The Company will pay $400,000 for a 100% interest in the property. The optionor will retain a 2% Net Smelter Royalty (“NSR”). The Company will have five years to evaluate the property and if warranted, will pay $1,900,000 million in cash or shares to a third party.

The Company also acquired and staked a total of 27 claim units abutting the Duquesne block to the south and southwest. These claims total 964 hectares and extend the mineralized zones to over five kilometers of strike length.